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December 9, 2005



Via EDGAR, Facsimile and Federal Express

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647


Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 2 to Registration Statements on Form S-3 filed August 23, 2005 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement")


Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's Post-Effective Amendments No. 2, dated December 6, 2005 to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Post-Effective Amendments").

On further consideration of the substance of the Post-Effective Amendments, the Company has determined that it would be appropriate to revise and amplify our disclosures with respect to the Audit Committee Report described under the heading "Developments" in the Post-Effective Amendments in the manner set forth in the enclosed blacklined documents. (Clean versions have also been enclosed for the Staff's convenience.) While we believe that the disclosures in the Post-Effective Amendments, as filed on December 6, 2005, with respect to the Audit Committee Report were factually accurate, we believe that the proposed revisions set forth a more comprehensive description of the conclusions and recommendations in the Audit Committee Report.

Subject to responding to any further comments which the Staff may have with respect to the Post-Effective Amendments as filed and as proposed to be revised by the additional annexed enclosures, we propose to file the final Post-Effective Amendments as are acceptable to the Staff at the time we request acceleration of effectiveness of such Post-Effective Amendments.

We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

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December 9, 2005
Page 2


The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.


Sincerely,

/S/ Robert A. Olins
Robert A. Olins
Chief Executive Officer


Enclosures

cc:      Russell Mancuso, Branch Chief, SEC
         Melvin Katz, Esq., Bryan Cave LLP
         Eric Rieder, Esq., Bryan Cave LLP
         Lawrence Matteson, SpatiaLight, Inc.
         David Hakala, SpatiaLight, Inc.
         Andrew Fabian, SpatiaLight, Inc.
         Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP